UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ready Mix, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

755747102
(CUSIP Number)

Insight Equity Holdings LLC
c/o Insight Equity Management Company LLC
1400 Civic Place, Suite 250
Southlake, TX 76092
Attn: Conner Searcy
(817) 488-7775
(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications)

with copies to:

Ronald J. Lieberman, Esq.
Hunton & Williams LLP
Bank of America Plaza
Suite 4100
600 Peachtree Street, N.E.
Atlanta, Georgia 30308-2216
(404) 888-4000

June 16, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Meadow Valley Parent Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS Meadow Valley Solutions LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Meadow Valley Resources LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Meadow Valley Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Insight Equity I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Insight Equity GP I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Insight Equity Holdings I LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Insight Equity Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Bradley E. Larson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,416
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 13,416
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,416
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS Kenneth D. Nelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,416
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,416
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,416
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS Robert W. Bottcher
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 500
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON IN

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed by Meadow Valley Parent Corp., a Delaware corporation (“Meadow Valley Parent”), Meadow Valley Solutions LLC, a Delaware limited liability company (“Meadow Valley Solutions”), Meadow Valley Resources LLC, a Texas limited liability company (“Meadow Valley Resources”), Meadow Valley Holdings LLC, a Delaware limited liability company (“Meadow Valley Holdings”), Insight Equity I LP, a Delaware limited partnership (“Insight Equity”), Insight Equity GP I LP, a Delaware limited partnership (“Insight Equity GP”), Insight Equity Holdings I LLC, a Delaware limited liability company (“Insight Equity Holdings I”), Insight Equity Holdings LLC, a Texas limited liability company (“Insight Equity Holdings”), Bradley E. Larson, a citizen of the United States of America, Kenneth D. Nelson, a citizen of the United States of America, and Robert W. Bottcher, a citizen of the United States of America (collectively, the “Reporting Persons”) 1 on February 5, 2009 (the “Initial Statement”), as amended by Amendment No. 1 thereto (“Amendment No. 1”) filed on March 17, 2009 with the Securities and Exchange Commission with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Ready Mix, Inc. (the “Issuer”). The Initial Statement, as amended by Amendment No. 1 and this Amendment No. 2, is referred to herein as the “Schedule 13D.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 18, 2009, a copy of which is attached as Exhibit 99.1 hereto. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings given in the Initial Statement.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

The information set forth in the second and third paragraphs of Item 6 of this Amendment No. 2 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

On June 17, 2009, the Issuer announced that it has retained Lincoln International LLC (“Lincoln”) to evaluate and advise its board of directors regarding strategic alternatives to enhance shareholder value, including the potential sale of the Issuer. The Issuer further stated that there can be no assurances that the review of strategic alternatives will result in the pursuit of any particular transaction, or, if it pursues any transaction, that it will be completed.

Concurrent with the Issuer’s engagement of Lincoln, Meadow Valley Parent entered into a letter agreement, dated June 16, 2009 (the “Letter Agreement”), with the Issuer. Pursuant to the Letter Agreement, in the event (i) the Issuer engages a financial advisor to assist it with the evaluation of strategic alternatives on terms and conditions that are approved in advance by Meadow Valley Parent, and (ii) during the term of such engagement, Meadow Valley Parent sells 50% or more of the total outstanding shares of common stock of the Issuer (on a fully diluted basis) to a third party in a transaction in which no other stockholder of the Issuer sells or otherwise transfers any shares of common stock, then Meadow Valley Parent will reimburse the Issuer for the reasonable and customary transaction success fees (as determined in good faith by Meadow Valley Parent) that are due and owing by the Issuer to such financial advisor under the terms of the applicable engagement letter. The terms of the Letter Agreement provide that Meadow Valley Parent is under no obligation of any kind to accept any offer related to, or to otherwise consent to or participate in, any transaction involving the Issuer or its securities. Meadow Valley Parent provided advance approval of the terms and conditions of the Issuer’s engagement of Lincoln.

There can be no assurance that Meadow Valley Parent or any other Reporting Person will agree to participate in a potential transaction involving the Issuer and its securities, that the terms of any potential transaction will be acceptable to Meadow Valley Parent or any other Reporting Person or that a potential transaction will be consummated. The Letter Agreement is attached hereto as Exhibit 99.2 and incorporated herein by reference.

[1] Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Act.

Item 7. Material to Be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and supplemented by the addition of the following exhibits:

Exhibit 99.1	Joint Filing Agreement, dated June 18, 2009.

Exhibit 99.2	Letter Agreement, dated June 16, 2009, between Meadow Valley Parent Corp. and Ready Mix, Inc.

Exhibit 99.3
Power of Attorney, dated March 12, 2009, relating to Insight Equity Holdings LLC (incorporated by reference to Exhibit 99.3 to the Schedule 13D/A filed by the Reporting Persons on March 17, 2009 with respect to Ready Mix, Inc.).

Exhibit 99.4
Power of Attorney, dated March 12, 2009, relating to Insight Equity Holdings I LLC (incorporated by reference to Exhibit 99.4 to the Schedule 13D/A filed by the Reporting Persons on March 17, 2009 with respect to Ready Mix, Inc.).

Exhibit 99.5
Power of Attorney, dated March 12, 2009, relating to Insight Equity GP I LP (incorporated by reference to Exhibit 99.5 to the Schedule 13D/A filed by the Reporting Persons on March 17, 2009 with respect to Ready Mix, Inc.).

Exhibit 99.6
Power of Attorney, dated March 12, 2009, relating to Insight Equity I LP (incorporated by reference to Exhibit 99.6 to the Schedule 13D/A filed by the Reporting Persons on March 17, 2009 with respect to Ready Mix, Inc.).

Exhibit 99.7
Power of Attorney, dated March 12, 2009, relating to Meadow Valley Resources LLC (incorporated by reference to Exhibit 99.7 to the Schedule 13D/A filed by the Reporting Persons on March 17, 2009 with respect to Ready Mix, Inc.).

Exhibit 99.8
Power of Attorney, dated March 12, 2009, relating to Meadow Valley Holdings LLC (incorporated by reference to Exhibit 99.8 to the Schedule 13D/A filed by the Reporting Persons on March 17, 2009 with respect to Ready Mix, Inc.).

Exhibit 99.9
Power of Attorney, dated March 12, 2009, relating to Meadow Valley Solutions LLC (incorporated by reference to Exhibit 99.9 to the Schedule 13D/A filed by the Reporting Persons on March 17, 2009 with respect to Ready Mix, Inc.).

Exhibit 99.10
Power of Attorney, dated March 12, 2009, relating to Meadow Valley Parent Corp. (incorporated by reference to Exhibit 99.10 to the Schedule 13D/A filed by the Reporting Persons on March 17, 2009 with respect to Ready Mix, Inc.).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2009

MEADOW VALLEY PARENT CORP.

	By:	/s/ Robert J. Conner
Name: Robert J. Conner
Title: Attorney-in-fact

MEADOW VALLEY SOLUTIONS LLC

	By:	/s/ Robert J. Conner
Name: Robert J. Conner
Title: Attorney-in-fact

MEADOW VALLEY HOLDINGS LLC

	By:	/s/ Robert J. Conner
Name: Robert J. Conner
Title: Attorney-in-fact

MEADOW VALLEY RESOURCES LLC

	By:	/s/ Robert J. Conner
Name: Robert J. Conner
Title: Attorney-in-fact

INSIGHT EQUITY I LP

	By:	Insight Equity GP I LP
	By:	Insight Equity Holdings I LLC

	By:	/s/ Robert J. Conner
Name: Robert J. Conner
Title: Attorney-in-fact

INSIGHT EQUITY GP I LP

	By:	Insight Equity Holdings I LLC

	By:	/s/ Robert J. Conner
Name: Robert J. Conner
Title: Attorney-in-fact

INSIGHT EQUITY HOLDINGS I LLC

By:	/s/ Robert J. Conner
Name: Robert J. Conner
Title: Attorney-in-fact

INSIGHT EQUITY HOLDINGS LLC

By:	/s/ Robert J. Conner
Name: Robert J. Conner
Title: Attorney-in-fact

BRADLEY E. LARSON

/s/ Bradley E. Larson

KENNETH D. NELSON

/s/ Kenneth D. Nelson

ROBERT W. BOTTCHER

/s/ Robert W. Bottcher